

Mail Stop 4720

July 19, 2016

<u>Via E-mail</u>
Daniel Meyers
Chief Executive Officer and
Chairman of the Board of Directors
The First Marblehead Corporation
One Cabot Road, Suite 200
Medford, MA 02155

> **Re: The First Marblehead Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2016**
> **File No. 001-31825**

Dear Mr. Meyers:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Erin E. Martin

           Erin E. Martin
           Special Counsel
           Office of Financial Services

cc: Suzanne Murray, Esq.
    Joseph B. Conahan, Esq.